Oppenheimer & Co. Inc. 401(k) Plan

Financial Report
December 31, 2017

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter	1-2

Statement of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-10

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants
Oppenheimer & Co. Inc.
401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

To the Plan Administrator and Plan Participants
Oppenheimer & Co. Inc.
401(k) Plan

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2007.

/s/ Plante & Moran, PLLC
Flint, Michigan
June 14, 2018

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Net Assets Available for Plan Benefits

	December 31	December 31
	2017	2016

Assets
Participant-directed investments:
Money market funds	$37,776,801	$37,396,714
Mutual funds	332,604,023	281,884,736
Oppenheimer Holdings Inc. - Common stock	21,179,424	19,200,222
Cash surrender value of life insurance policies	436,527	417,667

Total investments at fair value	391,996,775	338,899,339

Contributions receivable - Employer	1,430,039	902,348
Cash	27	145,268
Participant notes receivable	6,854,417	7,435,583

Net Assets Available for Plan Benefits	$400,281,258	$347,382,538
See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31	Year Ended December 31
	2017	2016
Additions
Contributions:
Employees	$21,746,306	$21,409,811
Employer	1,369,319	1,149,770
Rollover	2,840,659	798,554

Total contributions	25,956,284	23,358,135

Investment income:
Interest and dividends	21,503,906	14,458,630
Net realized and unrealized gain	42,700,153	7,574,873

Total investment income	64,204,059	22,033,503

Interest from participant notes receivable	315,103	327,340

Total additions	90,475,446	45,718,978

Deductions
Benefits paid to participants and beneficiaries	37,455,092	28,263,714
Administrative expenses	109,914	84,266
Life insurance premiums	11,720	9,376

Total deductions	37,576,726	28,357,356

Net Increase in Net Assets Available for Plan Benefits	52,898,720	17,361,622

Net Assets Available for Plan Benefits
Beginning of year	347,382,538	330,020,916

End of year	$400,281,258	$347,382,538

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan
The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company"). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the Plan year shall be eligible to receive a discretionary contribution from the Company.
During the Plan years ended December 31, 2017 and 2016, as permitted under the plan agreement, the Plan adopted a new formula used in computing the discretionary contributions from the Company.
Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the Plan year may also make catch-up contributions to the maximum allowed by the Plan. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or IRAs.
The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by Oppenheimer Holdings Inc.’s Board of Directors and is subject to guidelines set forth in the Plan agreement.
Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2017 were determined as follows:

▪	1.1% of the first $30,000 of a participant’s eligible compensation

▪	1% of the next $10,000 of a participant’s eligible compensation

▪	0.43% of the next $25,000 of a participant’s eligible compensation

▪	0.35% of the next $35,000 of a participant’s eligible compensation

▪	0.1% of the next $65,000 of a participant’s eligible compensation

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)
Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2016 were determined as follows:

▪	0.9% of the first $30,000 of a participant’s eligible compensation

▪	0.85% of the next $10,000 of a participant’s eligible compensation

▪	0.34% of the next $25,000 of a participant’s eligible compensation

▪	0.3% of the next $35,000 of a participant’s eligible compensation

▪	0.085% of the next $65,000 of a participant’s eligible compensation
The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.
To the extent that the total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2017, the total Employer Discretionary Contribution was $1,492,725 of which $62,686 was allocated from rebate amounts and the remaining was contributed by the Company. For the year ended December 31, 2016, the total Employer Discretionary Contribution was $1,279,645, of which $377,297 was allocated from rebate amounts and the remaining was contributed by the Company.
Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and rollovers and the income derived from the investment of such contributions.
Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3	20%

3 years but less than 4	40%

4 years but less than 5	60%

5 years but less than 6	80%

6 years or more	100%
All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)
At December 31, 2017 and 2016, forfeited non-vested accounts totaled $105,774 and $123,406, respectively. These accounts were used to reduce employer contributions for the 2017 and 2016 Plan years.
Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.
Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.
Participant’s may invest in Company Stock under the Plan to a maximum of fifty percent (50%) of their future contributions and current account balance as of January 1, 2016 and a maximum of twenty-five percent (25%) as of January 1, 2017, subject, however, to a Participant’s ability to affirmatively waive such restriction only with respect to the investment of their current account balance of January 1, 2016 (or January 1, 2017, as applicable).
Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.
Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination of the Plan, participants become 100 percent vested in their accounts.
Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)
Party-in-interest Transactions – Certain plan assets are in investments of Oppenheimer Holdings Inc. Oppenheimer Holdings Inc. is the parent company of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Note 2 - Summary of Significant Accounting Policies
Investment Valuation - The Plan's investments are stated at fair value. Life insurance contracts are valued at fair value based on the cash surrender value of the policies. All other investments are valued based on quoted market prices. See Note 4 for additional information.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments - Benefits are recorded when paid.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.
Note 3 - Tax Status
The Plan has received a determination letter from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax-exempt treatment under the applicable section of the Internal Revenue Code. Accordingly, no provision for income taxes has been made in the accompanying statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 3 - Tax Status (Continued)
The plan administration believes the Plan is no longer subject to tax examinations for years prior to 2014.
Note 4 - Fair Value
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2017 and 2016.
Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2017 and 2016

Note 4 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2017

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2017

Mutual funds	$332,604,023	$—	$332,604,023
Common stock - Oppenheimer Holdings Inc.	21,179,424	—	21,179,424
Money market funds	37,776,801	—	37,776,801
Cash surrender value life insurance policies	—	436,527	436,527

Total investments at fair value	$391,560,248	$436,527	$391,996,775

Assets at Fair Value as of December 31, 2016

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2016

Mutual funds	$281,884,736	$—	$281,884,736
Common stock - Oppenheimer Holdings Inc.	19,200,222	—	19,200,222
Money market funds	37,396,714	—	37,396,714
Cash surrender value life insurance policies	—	417,667	417,667

Total investments at fair value	$338,481,672	$417,667	$338,899,339
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2017 and 2016.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 13-5657518, Plan Number 001
December 31, 2017

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$21,179,424
Federated	Governmental Obligations Institutional - Money market fund	*	37,769,094
Deutsche Money Market Inst	Deutsche Money Market Institutional - Money market fund	*	7,707
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	18,405,898
American Funds	Growth Fund of America - Mutual fund	*	37,452,240
Columbia	Columbia Dividend Fund A - Mutual fund	*	9,222,536
Columbia	Columbia Large Cap Index - Mutual fund	*	27,528,134
Blackrock	Blackrock Infl Protected Bond I - Mutual fund	*	4,832,959
American Funds	EuroPacific Growth Fund - Mutual fund	*	33,339,880
First Eagle	First Eagle Global Fund - Mutual fund	*	19,482,143
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	15,357,227
Invesco	Invesco Real Estate Fund - Mutual fund	*	12,918,478
IVA	IVA Worldwide Fund - Mutual fund	*	14,994,248
Victory	Victory Integrity Small Value - Mutual fund	*	19,043,086
JPMorgan	JPMorgan Core Bond Fund - Mutual fund	*	7,262,510
Loomis Sayles	Loomis Sayles Bond Fund - Mutual fund	*	12,301,148
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	13,483,861
Oakmark	Oakmark Equity & Income Fund - Mutual fund	*	9,393,535
Oppenheimer Funds Inc.	Oppenheimer Developing Markets - Mutual fund	*	13,590,647
Janus Henderson	Janus Henderson Mid Cap Value - Mutual fund	*	4,038,340
Vanguard	Vanguard Interim Term Treasury - Mutual fund	*	11,911,743
Wells Fargo	Wells Fargo Adv Growth Admin - Mutual fund	*	14,516,759
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	33,528,651
Insurance contracts	Policy Number 4000364	*	123,222
	Policy Number 4000306	*	112,686
	Policy Number 4000338	*	25,482
	Policy Number 4000370	*	146,036
	Policy Number 4000353	*	17,950
	Policy Number 4000347	*	11,151
Participants**	Participant notes receivable, with interest rates ranging from 4.25 percent to 9.00 percent	-	6,854,417
	Total		$398,851,192
*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-129390) on Form S-8 of our report dated June 14, 2018 appearing in the annual report on Form 11-K of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2017 and 2016 and for the year ended December 31, 2017.

/s/ Plante & Moran, PLLC
Flint, Michigan
June 14, 2018